FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Completes Acquisition of NikkoCiti Trust and Banking Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 1, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Completes Acquisition of NikkoCiti Trust and Banking Corporation

Tokyo, October 1, 2009—The Nomura Trust and Banking Co., Ltd., a wholly owned subsidiary of Nomura Holdings, Inc., today announced that it has successfully completed the acquisition of NikkoCiti Trust and Banking Corporation. Nomura paid all-cash consideration of 19 billion yen, subject to certain purchase price adjustments to occur post-closing.

Under new management, NikkoCiti Trust and Banking will continue to focus on its traditional strengths of providing fiduciary and trustee services to investment trust management companies. Nomura is aiming to merge NikkoCiti Trust and Banking with Nomura Trust and Banking in 2010 and is moving swiftly to ensure a smooth integration of the two businesses.

Established in 1993, NikkoCiti Trust and Banking employed 107 people as of March 31, 2009, and had capital of 20 billion yen. Total trust assets stood at around 4.5 trillion yen at the end of March.

Nomura Trust and Banking provides both trust and banking services as a key Nomura Group company. Founded in 1993, Nomura Trust and Banking employed 261 people as of March 31, 2009, and had capital of 30 billion yen. Total trust assets were around 19.5 trillion yen at the end of March.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.